UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                                ENVOY CORPORATION
                                (Name of Issuer)

                           Common Stock (no par value)
                         (Title of Class of Securities)

                                    293982104
                                 (CUSIP Number)

                                 William E. Ford
                    c/o General Atlantic Service Corporation
                                3 Pickwick Plaza
                          Greenwich, Connecticut 06830
                             Tel. No. (203) 629-8600
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                 March 30, 1999
                     (Date of Event which Requires Filing of
                                 this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for the other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                              Page 1 of 26 Pages

                                  SCHEDULE 13D

CUSIP No. 293982104                                           Page 2 of 26 Pages
          ---------

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      General Atlantic Partners 25, L.P.

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (A)  [X]
                                                                        (B)  [ ]

3     SEC USE ONLY


4     SOURCE OF FUNDS

      WC

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                           [ ]


6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware

                             7      SOLE VOTING POWER

      NUMBER OF                     0
       SHARES
 BENEFICIALLY OWNED          8      SHARED VOTING POWER
  BY EACH REPORTING
       PERSON                       0
        WITH
                             9      SOLE DISPOSITIVE POWER

                                    0

                             10     SHARED DISPOSITIVE POWER

                                    0

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      0

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

      Not applicable

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0

14    TYPE OF REPORTING PERSON

      PN

                                  SCHEDULE 13D

CUSIP No. 293982104                                           Page 3 of 26 Pages
          ---------

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      GAP Coinvestment Partners, L.P.

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (A)  [X]
                                                                        (B)  [ ]

3     SEC USE ONLY


4     SOURCE OF FUNDS

      WC

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                           [ ]


6     CITIZENSHIP OR PLACE OF ORGANIZATION

      New York

                             7      SOLE VOTING POWER

      NUMBER OF                     0
       SHARES
 BENEFICIALLY OWNED          8      SHARED VOTING POWER
  BY EACH REPORTING
       PERSON                       0
        WITH
                             9      SOLE DISPOSITIVE POWER

                                    0

                             10     SHARED DISPOSITIVE POWER

                                    0

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      0

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

      Not applicable

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0

14    TYPE OF REPORTING PERSON

      PN

                                  SCHEDULE 13D

CUSIP No. 293982104                                           Page 4 of 26 Pages
          ---------

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      General Atlantic Partners, LLC

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (A)  [X]
                                                                        (B)  [ ]

3     SEC USE ONLY


4     SOURCE OF FUNDS

      WC

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                           [ ]


6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware

                             7      SOLE VOTING POWER

      NUMBER OF                     0
       SHARES
 BENEFICIALLY OWNED          8      SHARED VOTING POWER
  BY EACH REPORTING
       PERSON                       0
        WITH
                             9      SOLE DISPOSITIVE POWER

                                    0

                             10     SHARED DISPOSITIVE POWER

                                    0

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      0

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

      Not applicable

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0

14    TYPE OF REPORTING PERSON

      OO

CUSIP No. 293982104                                           Page 5 of 26 Pages


                         AMENDMENT NO. 1 TO SCHEDULE 13D
                         -------------------------------

         This Amendment No. 1 to Schedule 13D (this "Statement") is filed by the undersigned to amend and restate in its entirety the Schedule 13D, dated March 12, 1996 (the "Original 13D"), with respect to the shares of common stock, no par value per share (the "Common Stock"), of Envoy Corporation, a Tennessee corporation (the "Company"). This Statement is being filed as a result of the acquisition of the Company by Quintiles Transnational Corp. on March 30, 1999 in a merger transaction as more fully described in Item 4 below.

ITEM 1.  SECURITY AND ISSUER

         The title of the class of equity securities of the Company to which this statement relates is the Company's Common Stock. The address of the principal executive offices of the Company is Two Lakeview Place, 15 Century Boulevard, Suite 600, Nashville, Tennessee 37214.

ITEM 2.  IDENTITY AND BACKGROUND

         This Statement is being filed by a group, as defined in Rule 13d-5 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The members of the group are General Atlantic Partners 25, L.P., a Delaware limited partnership ("GAP 25"), GAP Coinvestment Partners, L.P., a New York limited partnership ("GAP Coinvestment"), and General Atlantic Partners, LLC, a Delaware limited liability company ("GAP LLC" and, together with GAP 25 and GAP Coinvestment, the "Reporting Persons"), all of whom are located at 3 Pickwick Plaza, Greenwich, Connecticut 06830. Each of the Reporting Persons is engaged in acquiring, holding and disposing of interests in various companies for investment purposes. The general partner of GAP 25 is GAP LLC. The managing members of GAP LLC are Steven A. Denning, Peter L. Bloom, J. Michael Cline, William E. Ford, William O. Grabe, David C. Hodgson and Franchon
M. Smithson (collectively, the "GAP Managing Members"). The GAP Managing Members are also the general partners of GAP Coinvestment. The business address of each of the GAP Managing Members is 3 Pickwick Plaza, Greenwich, Connecticut 06830, and the present principal occupation or employment of each of the GAP Managing Members is as a managing member of GAP LLC. Each of the GAP Managing Members is a citizen of the United States.

         None of the Reporting Persons and none of the above individuals has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 293982104                                           Page 6 of 26 Pages

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

         The Original 13D was filed as a result of GAP 25 and GAP Coinvestment entering into a Series B Convertible Preferred Stock Purchase Agreement, dated November 30, 1995 (the "Stock Purchase Agreement"), with the Company and First Union Capital Partners, Inc., a North Carolina corporation ("Capital Partners"), whereby the Company sold, and GAP 25 and GAP Coinvestment purchased from the Company, an aggregate of 2,800,000 shares, no par value per share, of Series B Convertible Preferred Stock of the Company (the "Preferred Stock") in consideration of an aggregate purchase price of $30,100,000, which was paid on March 6, 1996, the closing date of such transaction. Each share of Preferred Stock was convertible (subject to adjustment) into one share of Common Stock. Accordingly, the 2,800,000 shares of Preferred Stock purchased by GAP 25 and GAP Coinvestment pursuant to the Stock Purchase Agreement were convertible (subject to adjustment) into 2,800,000 shares of Common Stock.

ITEM 4.  PURPOSE OF TRANSACTION

         On March 30, 1999, pursuant to the Amended and Restated Plan of Merger, dated as of December 15, 1998 (the "Merger Agreement"), among Quintiles Transnational Corp., a North Carolina corporation ("Quintiles"), QELS Corp., a Tennessee corporation and a wholly-owned subsidiary of Quintiles ("Merger Sub"), and the Company, Merger Sub merged with and into the Company and the Company became a wholly-owned subsidiary of Quintiles (the "Merger"). Upon the closing of, and as a result of, the Merger, the 2,800,000 shares of Preferred Stock owed by GAP 25 and GAP Coinvestment were converted into an aggregate of 3,264,764 shares, par value $.01 per share, of common stock of Quintiles (the "Quintiles Common Stock"). Of such shares, GAP 25 owns 2,818,421 shares of Quintiles Common Stock and GAP Coinvestment owns 446,378 shares of Quintiles Common Stock. The Quintiles Common Stock owned by the Reporting Persons represents less than five percent of the total number of shares of Quintiles Common Stock outstanding.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) On the date hereof, as a result of the Merger, the Reporting Persons beneficially own no shares of Common Stock or Preferred Stock of the Company, or 0% of the Company's issued and outstanding shares of Common Stock and Preferred Stock.

         (b) None.

         (c) None.

         (d) No person other than those listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any member of the group.

         (e) On March 30, 1999, upon the closing of the Merger, the Reporting Persons ceased to be the beneficial owner of more than five percent of the Preferred Stock (or any equity securities) of the Company.

CUSIP No. 293982104                                           Page 7 of 26 Pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER

         On December 15, 1998, in connection with the execution of the Merger Agreement, certain shareholders of the Company, including GAP 25 and GAP Coinvestment, entered into a Stock Voting Agreement, dated as of December 15, 1998 (the "Stock Voting Agreement"), with Quintiles. Pursuant to the Stock Voting Agreement, each of GAP 25 and GAP Coinvestment agreed, among other things, to vote and otherwise act, with respect to all of its shares of Preferred Stock, for the approval and adoption of the Merger Agreement and all agreements related to the Merger. The Stock Voting Agreement is included as
Exhibit 1 to this Statement.

         In addition, on December 15, 1998, in connection with the execution of the Merger Agreement, certain shareholders of the Company, including GAP 25 and GAP Coinvestment, also entered into an Affiliate Letter, dated December 15, 1998 (the "Affiliate Letter"), addressed to Quintiles. Pursuant to its Affiliate Letter, each of GAP 25 and GAP Coinvestment agreed, among other things, that in order to facilitate Quintiles' treatment of the Merger as a pooling of interests for accounting purposes, it will not sell or in any other way reduce its risk relative to any of its shares of Preferred Stock or Quintiles Common Stock received in the Merger, during a period beginning on December 15, 1998 and ending at such time as financial results (including combined sales and net income) covering at least 30 days of post-Merger operations have been published by Quintiles. The Affiliate Letter entered into by GAP 25 is included as Exhibit 2 to this Statement and the Affiliate Letter entered into by GAP Coinvestment is included as Exhibit 3 to this Statement.

         As noted in Item 2, the GAP Managing Members are authorized and empowered to vote and dispose of the securities held by GAP Coinvestment, and GAP LLC is authorized and empowered to vote and dispose of the securities held by GAP 25. Accordingly, the GAP Managing Members coordinated the voting and disposition of the Preferred Stock as well as such other action taken on behalf of GAP 25 and GAP Coinvestment with respect to the Preferred Stock as they deemed to be in the collective interests of GAP 25 and GAP Coinvestment.

CUSIP No. 293982104                                           Page 8 of 26 Pages

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1: Stock Voting Agreement, dated as of December 15, 1998, by and between certain shareholders of the Company (including General Atlantic Partners 25, L.P. and GAP Coinvestment Partners, L.P.) and Quintiles Transnational Corp.

         Exhibit 2: Affiliate Letter, dated December 15, 1998, from General Atlantic Partners 25, L.P. to Quintiles Transnational Corp.

         Exhibit 3: Affiliate Letter, dated December 15, 1998, from GAP Coinvestment Partners, L.P. to Quintiles Transnational Corp.

         Exhibit 4: Power of Attorney, dated December 30, 1998, appointing Thomas J. Murphy Attorney-in-Fact for General Atlantic Partners, LLC.

         Exhibit 5: Power of Attorney, dated December 30, 1998, appointing Thomas J. Murphy Attorney-in-Fact for Coinvestment Partners, L.P.

CUSIP No. 293982104                                           Page 9 of 26 Pages


                                    Signature
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 7, 1999

                                      GENERAL ATLANTIC PARTNERS 25, L.P.

                                      By: General Atlantic Partners, LLC, its
                                          General Partner

                                          By: /s/ Thomas J. Murphy
                                              --------------------
                                              Name:  Thomas J. Murphy
                                              Title: Attorney-in-Fact


                                      GAP COINVESTMENT PARTNERS, L.P.

                                      By: /s/ Thomas J. Murphy
                                          --------------------
                                          Name:  Thomas J. Murphy
                                          Title: Attorney-in-Fact


                                      GENERAL ATLANTIC PARTNERS, LLC

                                      By: /s/ Thomas J. Murphy
                                          --------------------
                                          Name:  Thomas J. Murphy
                                          Title: Attorney-in-Fact